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                                                                 Exhibit (a)(11)


                RHONE-POULENC TO ACQUIRE ALL OUTSTANDING SHARES
                    OF RHONE-POULENC RORER AT $97 PER SHARE
                    WITH APPROVAL OF RPR SPECIAL COMMITTEE


Collegeville, Pa. and Paris, France - August 20, 1997 -- The Special Committee of Rhone-Poulenc Rorer (NYSE: RPR), composed of its three independent Directors, unanimously supported the cash tender offer proposed yesterday by Rhone-Poulenc to acquire the remaining shares of RPR it does not currently own at a price of $97 per share. The Special Committee recommended this offer to the RPR Board, which approved the proposed transaction in a special meeting on August 19, 1997.

The terms and conditions of the tender offer will be made public in the United States through a filing with the Securities and Exchange Commission (SEC), in France by a notice issued by the Societe de Bourses Francaises (SBF), and in both countries through publicity in the press.

James S. Riepe, Chairman of the RPR Special Committee, said: "We are pleased with the results of our negotiation with Rhone-Poulenc and believe that this transaction will serve the best interests of the minority shareholders. We look forward to the successful completion of this transaction."